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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 4 )*

                       TOTAL-TEL USA COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK -- PAR VALUE $.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89151T10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       CARTER STRONG, ESQ. (202) 857-6252
                      ARENT FOX KINTNER PLOTKIN & KAHN PLLC
            1050 CONNECTICUT AVENUE, NW, WASHINGTON, D. C. 20036-5339
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MARCH 6, 1998

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

CUSIP No.:  89151T10-6..............................
--------------------------------------------------------------------------------
1.Names of Reporting Persons:       GOLD & APPEL TRANSFER, S.A.
         I.R.S. Identification No.  of above persons (entities only).

         .......................................................................
--------------------------------------------------------------------------------
2.Check the Appropriate Box If a Member of a Group (See Instructions)

 (a) ...........................................................................
 (b) ...........................................................................
--------------------------------------------------------------------------------
3.Sec Use Only..................................................................
--------------------------------------------------------------------------------
4.Source of Funds  (See Instructions): WC.......................................
--------------------------------------------------------------------------------
5.Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
  Items 2(d) or 2(e)............................................................
--------------------------------------------------------------------------------
6.Citizenship or Place of Organization:  BRITISH VIRGIN ISLANDS.................
--------------------------------------------------------------------------------
Number of             7. Sole Voting Power:  726,917 SHARES OF COMMON STOCK
Shares                (INCLUDES SHARES PURSUANT TO AGREEMENT TO PURCHASE
Beneficially          69,000 SHARES OF COMMON STOCK)............................
Owned by             -----------------------------------------------------------
Each Reporting        8. Shared Voting Power:  0................................
Person               -----------------------------------------------------------
With                  9. Sole Dispositive Power:  0.............................
                     -----------------------------------------------------------
                     10. Shared Dispositive Power:  0...........................
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 726,917 SHARES OF COMMON STOCK (INCLUDES SHARES PURSUANT TO AGREEMENT TO PURCHASE 69,000
    SHARES OF COMMON STOCK).....................................................
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)  .............................................................
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  22.76%.................

14. Type of Reporting Person (See Instructions):  CO
         .......................................................................
         .......................................................................
         .......................................................................
         .......................................................................

CUSIP No.:  89151T10-6..............................
--------------------------------------------------------------------------------
1. Names of Reporting Persons:       WALT ANDERSON
         I.R.S. Identification No.  of above persons (entities only).

         .......................................................................
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)

   (a) .........................................................................
   (b) .........................................................................
--------------------------------------------------------------------------------
3. Sec Use Only.................................................................
--------------------------------------------------------------------------------
4. Source of Funds  (See Instructions): OO......................................
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)...........................................................
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization: UNITED STATES OF AMERICA...............
--------------------------------------------------------------------------------
Number of             7. Sole Voting Power:  0..................................
Shares               -----------------------------------------------------------
Beneficially          8.Shared Voting Power:  0.................................
Owned by             -----------------------------------------------------------
Each Reporting        9.Sole Dispositive Power: 657,917 SHARES OF COMMON STOCK..
Person               -----------------------------------------------------------
With                 10.Shared Dispositive Power:  0............................
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 726,917 SHARES OF COMMON STOCK (INCLUDES SHARES PURSUANT TO AGREEMENT TO PURCHASE 69,000
    SHARES OF COMMON STOCK).....................................................
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)  .............................................................
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  22.76%.................

14. Type of Reporting Person (See Instructions):  IN

         .......................................................................
         .......................................................................
         .......................................................................
         .......................................................................

         This Amendment No. 4 ("Amendment No. 4") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Statement"), as amended by Amendment No. 1 thereto filed on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed on February 13, 1998 ("Amendment No. 2") and Amendment No. 3 thereto filed on March 4, 1998 ("Amendment No. 3"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 is supplemented as follows:

         Gold & Appel purchased a total of 17,800 Common Shares between March 2, 1998 and March 11, 1998 on the NASDAQ National Market, as follows:

           Date             Number of Shares         Price per Common Share
           ----             ----------------         ----------------------
         03/02/98                 2,500                     36.1250
         03/05/98                 4,200                     38.5000
         03/09/98                 3,000                     37.3750
         03/10/98                 3,000                     37.6875
         03/10/98                 3,500                     37.9107*
         03/11/98                 1,600                     38.0000
          TOTAL                  17,800

*        Represents average price per share

         In addition, under an Agreement to Purchase Stock dated as of January 6, 1998 between Mr. Kevin A. Alward ("Mr. Alward") and Gold & Appel (the "Agreement"), which Agreement was disclosed in Amendment No. 1, Mr. Alward is obligated to sell and deliver 69,000 Common Shares to Gold & Appel at the time Gold & Appel delivers the purchase price of $2,746,200 therefor on October 1, 1998, but not later than October 5, 1998. Gold & Appel has paid Mr. Alward a nonrefundable deposit of $621,000 toward the $2,746,2 00 purchase price. Under the Agreement, and a Proxy Agreement dated February 24, 1998 between Mr. Alward and Gold & Appel, a copy of which is included herewith as Exhibit 7.2 (the "Proxy Agreement"), Mr. Alward has agreed to grant to Gold & Appel a proxy to vote said 69,000 Common Shares on any matters upon which said shares may be voted until such time as the earlier of the delivery of the purchase price or the termination of the Agreement (the "Proxy").

         Also, under a Stock Sale and Option Agreement dated February 20, 1998 between Gold & Appel and Mr. Jeff Slater ("Mr. Slater"), a copy of which is included herewith as Exhibit 7.3, Gold & Appel purchased 4,772 Common Shares from Mr. Slater for $326,619, representing a purchase price of $68.4449 per share, and acquired, for $1.00, options to purchase 34,900 Common Shares at $30 per share and an additional 5,000 shares also at $30 per share. Gold & Appel subsequently exercised such options on or about March 6, 1998, thereby acquiring 39,900 Common Shares pursuant to such exercises of options.

         All of the funds used to purchase the above-mentioned 17,800 Common Shares acquired by Gold & Appel on the NASDAQ National Market, and 44,672 Common Shares acquired from Mr. Slater, came from Gold & Appel's general corporate funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is amended as follows:

         (a) Gold & Appel beneficially owns 726,917 Common Shares (of which 69,000 Common Shares have not yet been acquired but may be acquired under the Agreement on October 1, 1998 but not later than October 5, 1998, and are subject to the Proxy), representing approximately 22.76% of the outstanding Common Shares, based on the outstanding shares as of December 11, 1997 pursuant to the Issuer's Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 15, 1997.

                  By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on
                  Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel with respect to the common stock of Esprit Telecom Group plc on January 27, 1998, and is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 35,465 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 726,917 Common Shares (includes 69,000 Common Shares which may be acquired under the Agreement and which are subject to the Proxy). Mr. Anderson has the power, in the name of and on behalf of Gold & Appel, to dispose of the 657,917 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) During the past 60 days and other than as reported in the Statement and Amendment No. 1, Amendment No. 2 and Amendment No. 3, (i) Gold & Appel purchased an aggregate 17,800 Common Shares on the NASDAQ National Market, and 44,672 Common Shares in a private transaction as reported in item 3 above, and (ii) FINDS purchased 1,000 Common Shares on the NASDAQ National Market on March 2, 1998 at $36.00 per share, and 2,000 Common Shares on the NASDAQ National Market on March 4, 1998 at $36.75 per share.

          (d) No person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson. Until the delivery of the Common Shares to Gold & Appel pursuant to the Agreement, Mr. Alward has the sole right to receive dividends paid on the 69,000 Common Shares subject to the Agreement. Mr. Alward has the sole right to receive the proceeds from the sale of said shares.

          (e)      Not applicable.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          ------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------

          Item 6 is amended as follows:

Except for the Power-of-Attorney, the Joint Filing Agreement attached to this Statement as Exhibit 7.1 and the Agreement, Proxy Agreement and Stock Sale and Option Agreement described in item 3 above, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 3 to Schedule 13D.

         Exhibit 7.2 Proxy Agreement dated Febaruary 24, 1998, between Kevin A. Alward and Gold & Appel.

         Exhibit 7.3       Stock Sale and Option Agreement dated
                           February 20, 1998, between Gold & Appel and
                           Jeff Slater.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date:     March 13, 1998

                                       Gold & Appel Transfer, S.A.,
                                       a British Virgin Islands corporation

                                       By /s/ Walt Anderson
                                          -----------------------------------
                                          Walt Anderson, Attorney-in-Fact for
                                          Gold & Appel Transfer, S.A.

                                          /s/ Walt Anderson
                                          -----------------------------------
                                          Walt Anderson